

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Nadir Ali
Chief Executive Officer
Inpixon USA
2355 Dulles Corner Boulevard, Suite 600
Herndon, VA 20171

> **Re: Inpixon USA**
> **Registration Statement on Form 10**
> **Filed June 15, 2018**
> **File No. 000-55924**

Dear Mr. Ali:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated May 15, 2018 for the withdrawn Form 10 filed on April 18, 2018.

Registration Statement on Form 10

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition, page 35

1. We note you disclose that for sales of maintenance services and warranties, the customer obtains control at a point in time when the services to be provided by a third party vendor are purchased by the customer and your performance obligations are satisfied at that time. We also note you disclose that you typically sell maintenance contracts for a separate fee with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. Please tell us whether your maintenance services revenues are

recognized over time or at a point in time and provide us with the analysis that supports the method of recognition being utilized. We refer you to ASC 606-10-25-27 through 30.

2.   We note that you disclose hardware and software product revenues are recognized on a gross basis both upon the adoption of ASC 606 beginning January 1, 2018 and as of December 31, 2017 prior to the adoption of ASC 606. However, the table showing the impact of the adoption on your condensed consolidated income statement reflects a change to product revenues and product cost of revenues. Please explain.

3.   We note in your response to prior comment 7 that you clarified your disclosure to indicate that you elected to early adopt ASC 606. However, your disclosures only states that you adopted ASC 606 effective January 1, 2018 using the modified retrospective method which was applied to all contracts at the date of initial application. Please clarify your disclosure to state that you are early adopting ASC 606.

Liquidity and Capital Resources as of March 31, 2018, page 45

4.   We note your response to prior comment 8 regarding your Revolving Credit Facility. According to your disclosure on page 47, it appears that the lender is not obligated to make a requested loan under the credit facility. Please add or revise an appropriate risk factor that addresses the importance of the Revolving Credit Facility to address your credit limitations with vendors and you may not be able to draw funds on the credit facility at the discretion of the lender.

Unaudited Pro Forma Combined Financial Statements, page 72

5.   We note your response to prior comment 15 that you believe the adjustment for the cash contribution of $2 million from the parent company is factually supportable because you have revised your disclosure to state that at least $2 million will be contributed. However, in Note 2 on pages F-8 and F-25, you continue to disclose that there is no guarantee the contribution will occur. There does not appear to be any information indicating that you have based this adjustment on documented evidence and that the contribution is not an expectation that may be too uncertain to warrant an adjustment in the pro forma. Please either tell us how you determined that this adjustment is factually supportable (i.e. the outcome is based up reliable documented evidence, is not a hypothetical or an expectation, and is not too uncertain) or revise your unaudited combined pro forma balance sheets to remove this adjustment.

Index to Financial Statements, page F-1

6.   As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at 202-551-3297 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456 with any other questions.

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Melanie Figueroa, Esq.